April 12, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Arcom

      Registration Statement on Form S-1 Amendment No. 3

      Filed March 27, 2017

      File No. 333-215459

Ladies and Gentlemen:

This letter sets forth the responses of Arcom (“Company”) to the letter of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the letter of April 7, 2017.

Security Ownership of Certain Beneficial Owners and Management, page 37

1.      We note your response to comment nine in our letter dated March 17, 2017. Please provide the address of Ms. Hui Liu Ping in this section.

Response: The address was provided.

Financial Statements – January 31, 2017

Statement of Operations, page F-13

2.      It appears that you have calculated your weighted average number of shares outstanding for the period from date of inception of September 26, 2016 through January 31, 2017 using 365 days as the total time in your reporting period. However, the total time in your reporting period should be from your date of inception of September 26, 2016 through January 31, 2017 rather than 365 days. Please revise your weighted average number of shares outstanding accordingly. Refer to ASC 260-10-20 for definition of weighted average number of common shares outstanding.

Response: The statement was revised.

Sincerely,

/s/ Hui Liu Ping

President of Arcom